Exhibit j(1)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Salomon Brothers Series Funds Inc:

We consent to the use of our reports, incorporated herein by reference, dated February 22, 2006, for Salomon Brothers Cash Management Fund, Salomon Brothers High Yield Bond Fund, Salomon Brothers Balanced Fund, Salomon Brothers New York Municipal Money Market Fund, Salomon Brothers Small Cap Growth Fund, Salomon Brothers Strategic Bond Fund and Salomon Brothers Short/Intermediate U.S. Government Fund, each a series of Salomon Brothers Series Funds Inc, as of December 31, 2005 and to the references to our firm under the headings “Financial highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

April 24, 2006